EXHIBIT 12.1

THE HERSHEY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2008, 2007, 2006, 2005 and 2004

(in thousands of dollars except for ratios)

(Unaudited)

	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income taxes	$492,022	(a)	$340,242	(b)	$876,502	(c)	$765,637	(d)	$810,036
Add (Deduct):
Interest on indebtedness	99,678		121,066		117,738		89,485		67,919
Portion of rents representative of the interest factor (e)	9,372		8,147		7,647		8,244		9,711
Amortization of debt expense	922		756		574		463		446
Amortization of capitalized interest	1,637		2,392		2,850		3,068		3,544
Adjustment to exclude minority interest and income or loss from equity investee	(3,465)		(503)		—		—		—

Earnings as adjusted	$600,166		$472,100		$1,005,311		$866,897		$891,656

Fixed Charges:
Interest on indebtedness	$99,678		$121,066		$117,738		$89,485		$67,919
Portion of rents representative of the interest factor (e)	9,372		8,147		7,647		8,244		9,711
Amortization of debt expense	922		756		574		463		446
Capitalized interest	5,779		2,770		77		3		2,597

Total fixed charges	$115,751		$132,739		$126,036		$98,195		$80,673

Ratio of earnings to fixed charges	5.18		3.56		7.98		8.83		11.05

NOTES:

(a)	Includes total business realignment and impairment charges of $180.7 million before tax.

(b)	Includes total business realignment and impairment charges of $412.6 million before tax.

(c)	Includes total business realignment and impairment charges of $11.6 million before tax.

(d)	Includes total business realignment and impairment charges of $119.0 million before tax.

(e)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.